Mayer Brown LLP

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New York, New York 10020-1001

Main Tel +1 212 506 2500
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www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

May 13, 2019
Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549
Re: Alaia Market Linked Trust, Series 1-5 Registration Statement on Form S-6 Filed May 13, 2019 File Nos.: 333-231414 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on May 13, 2019 for filing the above-referenced registration statement (the “Registration Statement”) for the m+ Buffered Fund, Alaia Market Linked Trust, Series 1-5 (the “Trust”), a series of the Alaia Trust.

The Trust is similar to Alaia Market Linked Trust, Series 1-2 (Registration No. 333-215809), which was filed and became effective on June 2, 2017. As in Series 1-2, Series 1-5 will invest in a portfolio of exchange-traded options and cash and/or cash equivalents. However, Series 1-5 will seek to deliver the SPDR® S&P 500® ETF Trust’s price appreciation, uncapped, and to insulate against a percentage of its price declines.

Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

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